Exhibit 1

Investor Contact:	Media Contact:
Larry Dennedy/Bob Sandhu	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND CAPITAL URGES MOTIENT CORPORATION STOCKHOLDERS TO VOTE FOR ITS HIGHLY
REGARDED AND EXPERIENCED NOMINEES
Criticizes Motient’s Board and Management as Poor Managers and Weak Negotiators

     DALLAS, TX, July 6, 2006 — Highland Capital Management, L.P. announced today that it is mailing the following letter to Motient Corporation (PINK: MNCP) stockholders urging stockholders to elect Highland’s eight highly regarded and experienced nominees for Motient’s Board of Directors at Motient’s Annual Meeting of Stockholders on July 12, 2006. In the letter, Highland also criticizes Motient’s Board and management as poor managers and weak negotiators, and explains why it believes Motient’s slate will not maximize value for stockholders. The letter also identifies several reasons why Highland strongly opposes Motient’s proposed transaction with SkyTerra Communications, Inc. (OTCBB: SKYT).
     The text of the letter follows:
July 6, 2006
Dear Fellow Motient Stockholder:
We are writing to ask for your support at Motient’s upcoming Annual Meeting of Stockholders on July 12, 2006 to replace Motient’s Board with our eight independent and principled nominees — individuals who will represent the interests of Motient stockholders first and foremost.
WE BELIEVE MOTIENT’S BOARD AND MANAGEMENT HAVE FAILED TO MAXIMIZE VALUE AND WILL CONTINUE TO DO SO
As of the Friday, June 30, 2006 market close:
•	Motient’s stock price has declined more than 50% since February 9, 2005, when Motient monetized Raj Singh’s interest in MSV by exchanging his interest in MSV for more than 8 million shares of Motient. At the time, Motient’s stock was trading at $29.20.
•	Interestingly, two days later Motient’s stock hit its all-time high since emerging from bankruptcy. Mr. Singh has been selling millions of shares since then.

•	Seven months later, on September 22, 2005, Motient announced its failed roll-up transaction.

•	Eight months after that, on May 8, 2006, Motient announced its proposed transaction with SkyTerra. Motient’s stock price has dropped nearly 23% since the proposed SkyTerra deal was announced.
Motient’s Disastrous Stock Performance*
February 1, 2005 - June 30, 2005
     *Compiled from publicly available information.
VOTE THE GOLD PROXY CARD FOR BOARD MEMBERS WHO WILL WORK TO MAXIMIZE VALUE FOR STOCKHOLDERS
WE BELIEVE MOTIENT’S BOARD AND MANAGEMENT HAVE PROVEN THEMSELVES TO BE BAD MANAGERS AND WEAK NEGOTIATORS
•	Do you think it shows good business judgment for the Motient Board and management to sell a substantial portion of Motient’s assets without a stockholder vote while facing a hotly contested Board election?

•	Why should Motient shell out up to $80 million in corporate taxes and hand control of MSV to SkyTerra without any apparent control premium, in exchange for ownership of non-voting shares in a lightly traded stock and only minimal SkyTerra Board representation? How does Motient expect to pay these taxes? And why isn’t Motient receiving SkyTerra Board representation commensurate with its majority ownership in SkyTerra?

•	Why do Motient’s Board and management insist that the only way to structure this deal was for it to be taxable to Motient, when several months ago they proposed a tax-free reorganization to acquire certain outside interests in MSV and TerreStar from SkyTerra?

•	Why haven’t the Motient Board and management provided stockholders with sufficient information to conduct basic cost-benefit analyses about the SkyTerra transaction?

•	Why are the Motient Board and management apparently using a lower valuation for MSV today, when they used a higher valuation for MSV when they proposed to buy MSV shares from SkyTerra in September 2005, as discussed in our definitive proxy statement? Does it make sense to buy high and sell low?

•	Why do the actions of Motient’s Board and management seem to favor SkyTerra over Motient’s own stockholders?

•	Do you think it shows good business management and oversight by Motient’s management and Board to sell Motient’s lone operating business for only $1 and assumed liabilities? Why was management unable to generate a profit from this business?

•	How can one consider the Motient Board and management credible when they call their results over the past four years “stellar,” results that include:
•	declining year-over-year revenues;

•	an increase of more than 130% in SG&A expenses since 2003; and

•	a net loss of $158.4 million for the year ended December 31, 2005 on revenues of $13.8 million.
•	If the proposed SkyTerra deal cannot be stopped, can you have confidence that the Motient Board and management will negotiate a future deal for TerreStar that maximizes value for Motient stockholders?
HIGHLAND’S INTERESTS ARE ALIGNED WITH FELLOW STOCKHOLDERS: MAXIMIZING OUR INVESTMENT
As one of Motient’s largest stockholders, Highland’s interests are aligned with yours. Our sole interest is in maximizing our investment; and our independent, experienced nominees are committed to serving all stockholders equally and delivering maximum value as quickly as possible.
OUR WELL-RESPECTED DIRECTORS CAN OPEN DOORS TO VALUE
Our nominees understand the potential future value of Motient’s assets and have the experience and expertise necessary to realize that value for stockholders. They are leaders in their fields, and include senior executives with over 115 years of operating experience in the satellite, wireless, telecom and cable industries, plus individuals with deep expertise in finance, valuation analysis and corporate governance.
Our nominees know Motient’s markets and potential partners, and understand what is necessary to lead the company forward. They are prepared to hit the ground running, committed to finding the right strategic alternatives for Motient as quickly as possible and dedicated to protecting and maximizing your investment.
Motient stockholders do not deserve to be misled and have their investment mismanaged by what we believe to be an ineffective and conflicted Board and management. We urge you to protect your investment and replace the Motient Board with our eight highly-qualified and well-respected nominees who are committed to preserving stockholder value and acting in the best interests of Motient’s stockholders, not themselves or outsiders like SkyTerra.
To maximize the value of your investment, we urge you to vote FOR our nominees and proposals by signing, dating and returning the enclosed GOLD proxy card. If you have previously signed a white proxy card, you can automatically revoke it by signing, dating and returning the enclosed GOLD proxy card in the accompanying envelope.
PROTECT YOUR INVESTMENT: SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY
If you have any questions about our solicitation, or need assistance in voting your GOLD proxy card, please call our proxy solicitors, MacKenzie Partners, Inc., Toll-Free at (800) 322-2885 or (212) 929-5500 (call collect). Please see www.ABetterMotient.com for additional information.
Thank you for your careful consideration.
Sincerely,

/s/ James D. Dondero	/s/ Niles K. Chura

President of the General Partner	Portfolio Manager
Highland Capital Management, L.P.	Highland Capital Management, L.P.

About Highland Capital Management, L.P.
Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.

IMPORTANT INFORMATION
HIGHLAND STRONGLY ADVISES ALL SECURITY HOLDERS OF MOTIENT TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY HIGHLAND AND THE OTHER PARTICIPANTS IN THE SOLICITATION FOR USE AT MOTIENT’S ANNUAL MEETING SCHEDULED TO BE HELD ON JULY 12, 2006. SUCH DEFINITIVE PROXY STATEMENT IS AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV, AT HIGHLAND’S PROXY WEBSITE AT HTTP://WWW.ABETTERMOTIENT.COM OR BY CONTACTING HIGHLAND’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5500.